Mail Stop 4561

June 16, 2006

Jonathan V. Diamond
1601 Cloverfield Boulevard, Suite 400 South
Santa Monica, CA 90404-4082

> **Re: ARTISTdirect, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed April 28, 2006**
> **File No. 000-30063**

Dear Mr. Diamond:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A

Item 8 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 8A – Internal Controls over Financial Reporting, pages 37 – 38

1.   We note your statement that your chief executive officer and your chief financial officer "have concluded that there were material weaknesses in our internal controls over financial reporting as of the end of the period covered by this report." It does not appear that your certifying officers have reached a conclusion regarding the effectiveness your disclosure controls and procedures. Please advise.

Note 9 – Acquisition of MediaDefender, Inc., pages 75 – 81

2.   Reference is being made to the fourth paragraph on page 77. We note that the company issued $30 million of convertible subordinated notes with a conversion price of $1.55 per share, subject to certain anti-dilution and change of control adjustments. Reference is also being made to section seven of the Convertible Subordinated Note Agreement filed as Exhibit 4.4 to Form 8-K filed on August 3, 2005. We note that if the company issues or sells shares of their common stock less than a price equal to $2.25, then the conversion price is reduced. In light of this reset provision, it appears that these notes may not meet the definition of conventional convertible debt in accordance with paragraph 4 of EITF Issue 00-19. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the convertible subordinated notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

3.   In addition, it appears that the note issued to Broadband Capital Management LLC is subject to the same terms as the convertible subordinated note as described above. As a result, we note the accounting of this debt may also be impacted depending on your view as to the appropriate accounting for these similar convertible instruments under EITF 00-19. Please advise.

4.   We note that the warrants issued under the $15 million senior secured debt, $30 million convertible subordinated debt, subordinated debt issued to Broadband Capital Management LLC, and the Libra FE, LP transaction were valued based on a valuation report prepared by an independent valuation firm. Advise us and disclose the method *and* the assumptions used in determining the fair value of these warrants. Further, given the changes in your company and stock price, advise us how it was determined that there was no change in the fair value of the warrants from July 28, 2005 and December 31, 2005 as disclosed on page 79 of your filing.

5.   In connection with the acquisition, we note that you issued shares of common stock to WNT07 Holdings, LLC valued at $1.43 per share. Clarify how the value of your common stock was determined and how market prices were considered in your valuation. In addition, tell us the nature of the consulting services provided by WNT07 Holdings and how the allocation between costs of the acquisition and the noncompete were determined.

Jonathan V. Diamond
ARTISTdirect, Inc.
June 16, 2006
Page 3

Note 21 – Reportable Segments, pages 97 – 98

6.   Reference is being made to the reconciliation of Adjusted EBITDA disclosed in
        Note 21 on page 98 and MD&A on page 19. We noted that Adjusted EBITDA
        includes the adjustments for items that differ from EBITDA as described in the
        adopting release for the Conditions for Use of Non-GAAP Financial Measures.
        Please advise us your basis for including these additional adjustments using the
        guidance in FR-65 and Question 8 of the Frequently Asked Questions Regarding
        the Use of Non-GAAP Financial Measures maintained on the Commission's
        website at www.sec.gov.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief